CUSIP No. 044104 10 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Mark Nunneley
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mark Nunneley

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 181,816 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 181,816 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 181,816 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (2)

14	Type of Reporting Person IN

(1) Includes 133 Common Units and 106,299 Class 2 LTIP Units.

(2) Based on 2,066,860 shares of Common Stock outstanding as of July 29, 2024 (as adjusted to account for the one-for-ten thousand reverse stock split of the Issuer’s Common Stock, effective as of July 29, 2024), plus the following: (i) 133 Common Units; (ii) 106,299 Class 2 LTIP Units; and (iii) any other Securities beneficially owned by the Reporting Person that are convertible into Common Stock.

(3)  Includes 75,384 shares of Common Stock, 133 Common Units and 106,299 Class 2 LTIP Units held directly by the Reporting Person.

CUSIP No. 044104 10 7

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on April 7, 2023 (the “Schedule 13D”), relating to the common stock of Ashford Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read in full as follows:

On July 29, 2024, the Company effected a 1-for-10,000 reverse stock split of the Company’s Common Stock (the “Reverse Stock Split”) followed immediately by a 10,000-for-1 forward stock split of the Company’s Common Stock (the “Forward Stock Split,” together with the Reverse Stock Split, the “Transaction”), at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, the Company’s total amount of issued and outstanding shares of Common Stock was reduced from 3,439,107 shares to 2,066,860 shares.

The holdings reported by the Reporting Person herein consist of (i) 75,384 shares of Common Stock, (ii) 133 common units in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer, held directly or indirectly by the Reporting Person (“Common Units”), and (iii) 106,299 Class 2 Long-term Incentive Partnership Units in Ashford Hospitality Holdings LLC (“AHH”), all of which are vested (“Class 2 LTIP Units,” and together with the shares of Common Stock and the Common Units held by the Reporting Person, the “Securities”). The Common Units are redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock on a 1-for-1 basis. The Class 2 LTIP Units replicate the economics of a stock option granted by the Issuer by converting (prior to the applicable final conversion date) into a number of long-term incentive partnership units (“LTIP Units”) in AHH based on the appreciation in a share of the Issuer’s Common Stock over the issue price of the applicable Class 2 LTIP Unit. LTIP Units are in turn convertible into common limited partnership units of AHH, which are themselves redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock on a 1-for-1 basis. The shares of Common Stock beneficially owned by the Reporting Person were acquired either as compensation for his services as an executive officer of the Issuer or by open market purchases using personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2024, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a majority of votes cast at the Special Meeting of Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) voted to effect the Reverse Stock Split, followed immediately by the Forward Stock Split. Also at the Special Meeting, a majority of votes cast at the Special Meeting of our Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) that are not beneficially owned by (i) Monty J. Bennett and (ii) Archie Bennett, Jr. and affiliated trusts of Archie Bennett, Jr., voted to adopt a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, Archie Bennett, Jr., Monty J. Bennett and certain other parties.

CUSIP No. 044104 10 7

The Reverse Stock Split and the Forward Stock Split were effected on July 29, 2024 at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, each share of the Company’s Common Stock held by a stockholder owning fewer than 10,000 shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split was converted into the right to receive $5.00 per share, without interest, in cash for each share of the Company’s Common Stock held by such stockholder at the effective time of the Reverse Stock Split, and such stockholders are no longer stockholders of the Company. Stockholders owning 10,000 or more shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split were not entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any, and will instead remain stockholders in the Company holding, as a result of the Forward Stock Split, the same number of shares of common stock as such stockholders held immediately before the effective time of the Reverse Stock Split.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated to read in full as follows:

(a)  Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 181,816(3) shares of Common Stock (which includes 133 Common Units which are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock), and an aggregate of 106,299 of Class 2 LTIP Units, representing approximately 8.4% of the Issuer’s outstanding Common Stock, and all of which are held directly by the Reporting Person.

CUSIP No. 044104 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: July 31, 2024

/s/ Mark Nunneley
Mark Nunneley